[ING STATIONERY]

October 4, 2006

Ellen J. Sazzman

Senior Counsel

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street NE, Room 1580

Washington, DC 20549

Re:	File Nos. 333-115515, 811-07935
Separate Account NY-B

Prospectus Name: ING Empire Innovations

FORM AW

Dear Ms. Sazzman:

Pursuant to Rule 477(a) under the Securities Act of 1933, we are writing to request withdrawal of Post Effective Amendment No. 8 to the registration on Form N-4, filed on August 9, 2006 (Accession No. 0000836687-06-000496). We intend to revise and resubmit the prospectus disclosure at a later date. No securities were sold in connection with the amendment.

If you have any questions or comments, please call me at (610) 425-3404.

Sincerely,
/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum Counsel

1475 Dunwoody Drive	ReliaStar Life Insurance Company of New York
West Chester, PA 19380
Tel: (610) 425-3404
Fax: (610) 425-3520